United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale will participate in income tax settlement

Rio de Janeiro, November 27, 2013 — Vale S.A. (Vale) announced that its Board of Directors has approved its participation in the federal tax settlement (REFIS) for payment of amounts relating to Brazilian corporate income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012, as established by Brazilian Law No. 12,865/2013 of October 9, 2013 and Provisional Measure 627 (MP 627) of November 11, 2013.

Participating in the REFIS will result in income tax payments of R$ 5.965 billion at the end of this month and R$16.360 billion in 179 monthly installments, adjusted by the Central Bank of Brazil policy interest rate (SELIC). Vale estimates that the net present value of the tax payments is R$ 14.425 billion.

“The proposed terms have allowed for a considerable reduction in the amounts in dispute, and the decision to participate in the REFIS is consistent with our goal of eliminating uncertainties and directing managerial focus on Vale’s businesses,” CEO Murilo Ferreira commented. “The tax payment will be funded by our operating cash flow, not requiring additional indebtedness, and not causing significant changes in our financial planning, which will continue to support our growth and value creation initiatives, the distribution of dividends to shareholders and the maintenance of a solid balance sheet,” Ferreira said.

The total amount of tax contingency for the period from 2003 to 2012, including some years for which assessments were not issued to Vale or its subsidiaries, was estimated at R$ 45.0 billion — including R$ 17.084 billion of principal, R$ 9.831 billion of penalties, R$ 11.991 billion of interest and interest on penalties, and R$ 6.094 billion of statutory fees. Among the options offered by the REFIS legislation, we elected the upfront payment of taxes for 2003, 2004 and 2006, and payment in installments of principal, penalties and interest for the remainder years 2005 and 2007 to 2012(1).

Vale’s decision result in a face value of payments estimated at R$ 22.235 billion, including R$ 16.286 billion of principal, R$ 1.565 billion of penalties, and R$ 4.474 billion of interest and interest on penalties. Those amounts are net of R$ 798 million as a consequence of Vale’s accumulated losses in Brazil. The net present value of this option, after tax benefits, is R$ 14.425 billion, which, when compared to the full upfront payment option, reduces pressure on Vale’s liquidity and minimizes the present value of the payments.

Participating in the REFIS will have an estimated impact of R$ 20.725 billion on net income in 2013 due to the recognition of the full amount payable net of tax benefits attributable to accrued interest included in the monthly installments and deductible for corporate income tax purposes. In future years, financial expenses will include the interest charges of the REFIS payments. The impact on future cash flows will stem from the monthly installments.

(1)  According to the REFIS legislation, only the principal amount of taxes is due for upfront payments, while payment in installments results in a reduction of 80% of penalties, 50% of interest and 100% of statutory fees.

Vale will host a conference call and webcast today, Wednesday, November 27, 2013, at 8:00 p.m. Rio de Janeiro time, 5:00 p.m. US Eastern Standard Time, 10:00 p.m. British Standard Time and 6:00 a.m. (November 28) Hong Kong time.

Dial in to conference call/webcast:

Participants from Brazil: (55 11) 4688-6341

Participants from the US: (1 866) 262-4553

Participants from other countries: (1 412) 317-6029

Access code: VALE

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 27, 2013		Roberto Castello Branco Director of Investor Relations